Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners’ 2010 third quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The third quarter 2010 results conference call can be accessed via webcast on November 3, 2010 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES
STRONG THIRD QUARTER 2010 RESULTS

November 3, 2010 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP; TSX: BIP.UN) today announced its results for the quarter ended September 30, 2010, as well as those of its subsidiary, Brookfield Infrastructure L.P. (together with its subsidiaries “Brookfield Infrastructure”)1,2.

	Three months ended Sept 30		Nine months ended Sept 30
US$ millions (except per unit amounts)	2010	2009	2010	2009
FFO	$55	$12	$151	$97
– per unit3	$0.52	$0.32	$1.42	$2.56
Net loss	$(108)	$(80)	$(81)	$(36)
– per unit3	$(1.01)	$(2.11)	$(0.76)	$(0.94)

Brookfield Infrastructure achieved strong results for the quarter ended September 30, 2010, with funds from operations (“FFO”)4 totalling $55 million ($0.52 per unit) compared to FFO of $12 million ($0.32 per unit) during the same period in 2009.  FFO per unit increased by 63% over the prior year, reflecting the contribution from the assets acquired in the November 2009 recapitalization of Prime Infrastructure (“Prime”).  In the quarter, recurring FFO was $46 million ($0.43 per unit).

After taking into account maintenance capital expenditures, the business generated a recurring adjusted funds from operations5 (“AFFO”) yield of 8% that was led by Brookfield Infrastructure’s utilities and transport and energy businesses in the quarter.  After adjusting for non-recurring revenue, Brookfield Infrastructure’s distribution of $0.275 per unit implied a payout of 63% of FFO, compared with its targeted range of 60% to 70%.  Following completion of the merger with Prime, Brookfield Infrastructure is targeting a 13% increase in its distribution, subject to Board approval and business conditions at that time.

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $43 million in the third quarter.  FFO from utilities benefited from a non-recurring catch-up payment that followed the regulatory acceptance of expansion capital at the Australian coal terminal, one of the world’s largest.  During the quarter, the transport and energy segment (fee for service) posted FFO of $20 million compared to $nil in 2009.  The transport and energy segment’s performance was somewhat below second quarter levels as a result of the impact of a rate settlement with the Federal Energy Regulatory Commission that took effect in September.

Brookfield Infrastructure’s timber operations reported FFO of $nil for the quarter.  Log prices returned to first quarter levels following a price run-up in the domestic market in the second quarter which was largely attributable to inventory restocking by saw mills.  In response to the current market price environment, Brookfield Infrastructure reduced harvest levels to preserve the value of its timber inventory.

The following table presents both net income and FFO by segment:

	Three months ended Sept 30		Nine months ended Sept 30
US$ millions, unaudited	2010	2009	2010	2009
Net income (loss) by segment
Utilities	$9	$3	$38	$10
Transport and energy	34	―	46	―
Timber	1	―	7	(4)
TBE gain	―	―	―	68
Corporate	(152)	(83)	(172)	(110)
Net loss	$(108)	$(80)	$(81)	$(36)

FFO by segment
Utilities	$43	$14	$102	$41
Transport and energy	20	―	72	―
Timber	―	1	9	―
TBE gain	―	―	―	68
Corporate	(8)	(3)	(32)	(12)
FFO	$55	$12	$151	$97

“Our results for the quarter are underpinned by the solid cash flow of our utilities and transport and energy businesses.  Looking forward to next quarter, we are very excited by the prospect of increasing our investment in Prime which will provide us further exposure to premier utility and transport and energy businesses,” commented Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.

Update on Merger with Prime Infrastructure

At a special meeting held on November 2, 2010, the Partnership’s unitholders approved the issuance of up to 51 million units in connection with Brookfield Infrastructure’s merger transaction with Prime, representing an estimated 50% of the outstanding units of the Partnership on a fully exchangeable basis. The merger transaction also requires the approval of 75% of all eligible Prime securities that are voted as well as approval from 50% of eligible Prime securitiesholders at a meeting on Thursday November 4, 2010.  Based on proxies received to date, there is strong support for the merger.  Subject to receipt of this approval and additional outstanding regulatory approvals and other remaining conditions and consents, closing of the merger transaction is expected to occur on or about December 8, 2010.

If the merger is approved, Brookfield Infrastructure’s unitholders will enjoy a number of long-term benefits, including a significant increase in per unit FFO, substantially greater financial strength and access to capital to support its enhanced growth prospects.

Increased Credit Facility

In conjunction with the proposed merger, Prime cancelled its A$300 million credit facility and replaced it with a $280 million credit facility from Brookfield Infrastructure.  To support this, Brookfield Infrastructure increased its credit facility to $500 million with its existing bank group.  Brookfield Infrastructure is in the process of upsizing the facility to $700 million, which is anticipated to close in the fourth quarter.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.275 per unit, payable on December 31, 2010 to unitholders of record as at the close of business on November 30, 2010. Information on the Partnership’s declared distributions can be found on the Partnership’s website under Investor Relations/Distributions.  This distribution is eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three and nine months ended September 30, 2010 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions to BIP holders. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners’ website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Michael Botha SVP, Finance. Tel: 416-359-7871 Email: michael.botha@brookfield.com	Media: Andrew Willis SVP, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “believes”, “seeks”, “prospect” “expect”, “target”, “positioned”, “looking to”, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding increases in timber harvest levels and margins, effect of distribution target levels on future liquidity, expected Prime Infrastructure merger transaction and benefits therefrom, future distribution growth prospects, increase of Brookfield Infrastructure’s credit facility, the future prospects of the assets that Brookfield Infrastructure operates or will operate and Brookfield Infrastructure’s plans for acquisition growth. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the competitive business environment for our timber operations, the pending unitholder votes on the Prime Infrastructure merger transaction,  the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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1
The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. (“Brookfield”) and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield’s interest can be converted into an equivalent interest in the Partnership. Financial statements for Brookfield Infrastructure and the Partnership are included in this news release.

2
Brookfield Infrastructure’s third quarter 2010 results outlined above reflect the adoption of International Financial Reporting Standards. In addition, to assist Brookfield Infrastructure’s unitholders in evaluating the performance of its expanded operations, the results are reported according to a operating platforms, grouped according to similarities in underlying revenue frameworks: Utilities, Transport and energy and Timber.

3
Per unit FFO and per unit net income for Brookfield Infrastructure is equivalent to per unit FFO and per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the average number of units outstanding on a fully diluted weighted average basis for the third quarter of 2010 was approximately 106.7 million (Q3 – 2009 – 37.9 million).

4
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and nine months ended September 30, 2010 at www.brookfieldinfrastructure.com.

5	AFFO yield is equal to FFO less maintenance capital expenditures divided by average partnership capital, expressed on an annualized basis.

Brookfield Infrastructure L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As of September 30, 2010	As of December 31, 2009

Assets

Current assets
Cash and cash equivalents	$6	$58
Accounts receivable and other	72	18
Total current assets	78	76

Investments in associates	1,784	1,759
Property, plant and equipment	208	205
Other assets	2	4
Deferred taxes	13	13
	$2,085	$2,057

Liabilities and Partnership capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$52	$22

Corporate borrowings	17	―
Non-recourse borrowings	114	114
Deferred tax liabilities	7	7
Preferred shares	20	20
Redeemable partnership units	809	713

Partnership capital
Partnership capital	1,066	1,181
	$2,085	$2,057

Brookfield Infrastructure L.P.
Statements of Operations

	For the three month period ended Sept 30		For the nine month period ended Sept 30
(unaudited, in millions of U.S. dollars)	2010	2009	2010	2009

Revenues	$10	$8	$28	$22
Cost of revenues	(4)	(4)	(15)	(9)
Other income	4	―	4	3
Selling, general and administrative expenses	(8)	(3)	(23)	(10)
Earnings from investments in associates	36	4	71	3
Net income before under noted	38	5	65	9
Gain on sale of investment	―	―	―	106
Interest expense	(16)	(7)	(47)	(22)
Mark to market loss on redeemable partnership units	(129)	(77)	(96)	(94)
Net loss before income tax expense	(107)	(79)	(78)	(1)
Income tax expense	(1)	(1)	(3)	(35)
Net loss for the period	$(108)	$(80)	$(81)	$(36)

Brookfield Infrastructure L.P.
Statements of Cash Flow

	For the three months ended Sept 30		For the nine months ended Sept 30
(unaudited, in millions of U.S. dollars)	2010	2009	2010	2009

Operating activities
Net loss	$(108)	$(80)	$(81)	$(36)
Adjustments for non-cash items:
Earnings from investments in associates net of distributions received	(23)	(4)	(13)	―
Deferred income tax expense	―	―	(1)	(4)
Depreciation expense	2	2	6	5
Mark to market loss adjustment on redeemable partnership units	129	77	96	94
Gain on sale of investment (net of taxes)	―	―	―	(68)
Change in non-cash working capital, net	(36)	9	(56)	21
Cash (used in) provided by operating activities	(36)	4	(49)	12

Financing activities
Distributions to unitholders	(18)	(6)	(52)	(18)
Draw (repayments) on credit facilities	17	(162)	17	(140)
Repurchase of units	―	―	―	(7)
Cash used in financing activities	(1)	(168)	(35)	(165)

Investment activities
Proceeds on sale of partial interest in Brookfield sponsored infrastructure fund	46	―	67	―
Proceeds on sale of partial interest in direct investment in DBCT	―	―	7	―
Acquisition of additional interest in Brookfield sponsored infrastructure fund	(1)	―	(12)	―
Acquisition of additional interest in PD Ports	―	―	(27)	―
Additions to property, plant and equipment	(2)	(2)	(5)	(4)
Proceeds on sale of TBE	―	―	―	232
Net proceeds from hedge settlement	―	―	13	(9)
Additional investment in PPP assets	(10)	―	(11)	(3)
Cash provided (used in ) by investing activities	33	(2)	32	216

Cash and cash equivalents
Change during the period	(4)	(166)	(52)	63
Balance, beginning of period	10	238	58	9
Balance, end of period	$6	$72	$6	$72

Brookfield Infrastructure Partners L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As of September 30, 2010	As of December 31, 2009

Assets

Investment in associate 6	$1,118	$1,130

Liabilities and Partnership Capital

Accumulated other comprehensive income	$78	$67
Partnership capital	1,040	1,063
	$1,118	$1,130

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three month period ended Sept 30		For the nine month period ended Sept 30
	2010	2009	2010	2009

Earnings from investment in associate7	$19	$1	$29	$42
Net income	$19	$1	$29	$42

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6
Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 59% of Brookfield Infrastructure’s balance sheet.

7
Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 59% of Brookfield Infrastructure’s balance sheet.